Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-132747

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
100% Principal Protection Notes	$764,000	$ 30.03
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT (To Prospectus dated March 27, 2006 and Prospectus Supplement dated October 26, 2007)

100% Principal Protection Notes

Market Strategies to Complement Traditional Fixed Income Investments
UBS AG $764,000 Notes Linked to the UBS Bloomberg Constant Maturity Commodity Index (CMCI) Excess Return due on June 28, 2013

Investment Description

The 100% Principal Protection Notes (the “Notes”) are notes issued by UBS AG (“UBS”) linked to the performance of the UBS Bloomberg Constant Maturity Commodity Index (CMCI) Excess Return (the “Index”), which consists of 27 futures contracts with up to five different maturities for each individual commodity. The Index reflects the returns that are potentially available through an uncollateralized investment in the CMCI basket. The Notes provide exposure to potential price appreciation in the Index, as well as protection at maturity of 100% of your principal. At maturity, if the Index Return is positive, you will receive your principal, plus an additional payment based on the Index Return. If the Index Return is negative, you will receive your entire principal amount, if you hold the Notes to maturity. Principal Protection applies only if the Notes are held to maturity.

Features
☐	Growth Potential — Investors participate at a rate of at least 100% in any upside performance of the Index.
☐	Preservation of Capital — You will receive at least $1000 per $1000 principal amount of your Notes if you hold the Notes to maturity, regardless of the performance of the Index.
☐	Diversification — The Notes may provide diversification within your portfolio through exposure to an Index comprised of 27 futures contracts on physical commodities.
☐	New Benchmark Index — The Index is designed to be an international benchmark for modern commodity investing. The Index is comprised of a basket of 27 commodity futures with up to 5 different investment maturities for each individual commodity and uses a unique calculation methodology reflecting the relative importance of each individual commodity in the index to the world economy.

Key Dates

Trade Date	August 22, 2008
Settlement Date*	August 29, 2008
Final Valuation Date**	June 21, 2013
Maturity Date**	June 28, 2013
*	We expect to deliver the Notes against payment for the Notes on the fifth business day following the trade date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in five business days (t+5), to specify alternative arrangements to prevent a failed settlement.
**	Subject to postponement in the event of a market disruption event, as described in the Product Supplement.

Security Offering

We are offering 100% Principal Protection Notes Linked to the UBS Bloomberg Constant Maturity Commodity Index (CMCI) Excess Return. The Notes are not subject to a predetermined maximum gain. The Notes are offered at a minimum investment of $1,000.

Notes	Term	Index Starting Level	CUSIP	ISIN
100% Principal Protection Notes Linked to the UBS Bloomberg Constant Maturity Commodity Index (CMCI) Excess Return	4 years 10 months	1403.33	902619AC9	US902619AC97

See “Additional Information about UBS and the Notes” on page 2. The Notes we are offering will have the terms set forth in the Principal Protection Notes product supplement, the accompanying prospectus, Index supplement and this pricing supplement. See “Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page PS-8 of the product supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying product supplement, Index supplement or prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Note	$1,000	$5	$995
Total	$764,000	$3,820	$760,180

UBS Investment Bank

Pricing Supplement dated August 22, 2008

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes and an index supplement for various securities we may offer, including the Notes) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus and the product supplement if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product Supplement dated October 26, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000209/v091114_69059-424b2.htm

♦	Index Supplement dated August 27, 2007

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000087/v085367_debtsec-prosup.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS”, “we”, “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. References to the “product supplement” mean the UBS product supplement, dated October 26, 2007, references to the “index supplement” mean the UBS index supplement, dated August 27, 2007, and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The Notes may be suitable for you if:

♦	You seek an investment with a return linked to the performance of the Index.
♦	You are willing to accept the risk of fluctuations in commodity prices in general and exchange-traded futures contracts on physical commodities traded on various international exchanges in particular.
♦	You seek an investment that offers full principal protection on the Notes when held to maturity.
♦	You are willing to hold the Notes to maturity and are aware that there may be little or no secondary market for the Notes.
♦	You do not seek current income from this investment.
♦	You are willing to invest in the Notes based on the minimum Participation Rate specified.

The Notes may not be suitable for you if:

♦	You are not willing to be exposed to fluctuations in commodities prices in general and exchange-traded futures contracts on physical commodities in particular.
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by companies with comparable credit ratings.
♦	You will create an overconcentrated position in any particular commodities sector of your portfolio by owning the Notes.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You seek current income from your investment.
♦	You seek an investment for which there will be an active secondary market.

Final Terms

Issuer	UBS AG, Jersey Branch
Issue Price	$1000 per Note
Underlying Index	UBS Bloomberg Constant Maturity Commodity Index (CMCI) Excess Return
Term	4 years 10 months
Principal Protection	100%, if held to maturity
Participation Rate	100%
Payment at Maturity	If the Index Return is positive, you will receive a cash payment per Note, which will be calculated as follows:
$1000 + ($1000 × Participation Rate × Index Return)
If the Index Return is zero or negative, you will receive a cash payment of $1000 per Note
Index Return	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	1403.33
Index Ending Level	The closing level of the Index on the final valuation date
Index Sponsors	UBS AG, Bloomberg L.P., or any successor

Determining Payment at Maturity

You will receive at maturity 100% of your invested principal amount for each Note.

Hypothetical Examples and Return Table of the Notes at Maturity

The following scenario analysis and examples are based on a Participation Rate of 100% and a range of Index Returns from 40% to -40%

Example 1:	The level of the Index increases from a Index Starting Level of 100 to a Index Ending Level of 140.

Because the Index Return is 40%, the investor would receive at maturity the principal amount of each Note plus a payment equal to the principal amount multiplied by the Participation Rate multiplied by the Index Return, as set forth below:

At maturity, the investor will receive a cash payment equal to:

$1000 + ($1000 × Participation Rate × Index Return)
$1000 + ($1000 × 100% × 40%) =  $1400

Investor receives $1400 at maturity for each Note (a 40% total return).

Example 2:	The level of the Index decreases from a Index Starting Level of 100 to a Index Ending Level of 60.

Because the Index Return is -40%, the investor would receive at maturity 100% of the principal amount of each Note.

At maturity, the investor will receive a cash payment equal to: $1000

Investor receives $1000 at maturity for each Note (a 0% total return).

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the offering of Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	Principal protection only applies if you hold the Notes to maturity — You should be willing to hold your Notes to maturity. You will be entitled to receive at least the full principal amount of your Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the Final Valuation Date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a loss.
♦	Market risk — The return on the Notes, if any, at maturity is directly linked to the performance of the Index, and indirectly linked to the value of the exchange-traded physical commodities and futures contracts underlying the Index, and will depend on whether, and the extent to which, the Index Return is positive. You will receive no more than the principal amount of your Notes at maturity if the Index Return is zero or negative.
♦	No interest payments or other rights — You will not receive any periodic interest payments on the Notes. As an owner of the Notes, you will not have rights that holders of the exchange traded futures contracts composing the Index will have.
♦	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any Securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss.
♦	The Notes are linked to the UBS Bloomberg Constant Maturity Commodity Index Excess Return, not the UBS Bloomberg Constant Maturity Commodity Index Total Return — The Notes are linked to the UBS Bloomberg Constant Maturity Commodity Index Excess Return, which reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the Index. The UBS Bloomberg Constant Maturity Commodity Index Total Return is a “total return” index which, in addition to reflecting those returns, also reflects interest that could be earned on cash collateral invested in 3-month U.S. Treasury bills. Because the Notes are linked to the UBS Bloomberg Constant Maturity Commodity Index Excess Return, the return on the Notes will not include the total return feature of the UBS Bloomberg Constant Maturity Commodity Index Total Return. The term “Excess Return” in the title of the Index is not intended to suggest that the performance of the Index at any time or the return on your Notes will be positive or that the Index is designed to exceed a particular benchmark.
♦	Credit of UBS — An investment in the Notes is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the Notes.
♦	Price prior to maturity — The market price of the Notes will be influenced by many unpredictable and interrelated factors, including the levels of the Index; the volatility of the Index; the market price of the futures contracts composing the Index; the time remaining to the maturity of the Notes; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the Notes in the secondary market, if one develops, is likely to be lower than the initial offering price since the issue price includes, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	Potential of UBS transactions to impact on price — Trading or transactions by UBS or its affiliates in the Index and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Index, may adversely affect the market price of the Index and, therefore, the market value of the Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in trading activities related to the Index and the commodities underlying the futures contracts composing the Index which may present a conflict between the interests of UBS and you, as a holder of the Notes. The calculation agent, an affiliate of UBS, will determine the payment at maturity based on the observed level of the Index. The calculation agent can postpone the determination of the Maturity Date if a market disruption event occurs and is continuing on the Final Valuation Date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Notes. Any such research, opinions or recommendations could affect the value of the Index or the futures contracts composing the Index, and therefore the market value of the Notes.
♦	The Index Return will not be adjusted for changes in exchange rates relative to the U.S. dollar — Although some of the futures contracts which comprise the Index are traded in currencies other than U.S. dollars, the value of your Notes and the amount payable on the Notes at maturity will not be adjusted for exchange rate fluctuations between the U.S. dollar and each of the currencies in which such futures contracts composing the Index are quoted. Changes in exchange rates, however, may reflect change in various non-U.S. economies that in turn may affect the return on the Notes. The amount we pay in respect of the Notes on the Maturity Date will be based solely upon the Index Return.

♦	Commodity price risks — Trading in futures contracts associated with the Index is speculative and can be extremely volatile. Market prices of the commodities underlying the futures contracts composing the Index may fluctuate rapidly based on numerous factors. These factors may affect the level of the Index and the market value of your Notes in varying ways, and different factors may cause the value of different commodities included in the Index, and the volatilities of their prices, to move in inconsistent directions and at inconsistent rates.
♦	Limited Index history — The Index has a limited performance history, and it is uncertain how the Index will perform as a tradeable Index and how useful it will be for purposes of trading. While the Index is intended to represent a benchmark for commodities investments, the methodology used to achieve this benchmarking has a limited history in its application. It therefore cannot be determined at this point whether, or the extent to which, the Index will serve as an adequate benchmark for the performance of the commodities market.
♦	Potential over-concentration in particular commodity sectors — The commodities underlying the futures contracts included in the Index are concentrated in a limited number of sectors, particularly energy, agriculture and industrial metals. Investment in the Notes will increase your portfolio’s exposure to fluctuations in the commodity sectors comprised in the Index.
♦	Prolonged decline in value in energy oriented materials would have a negative impact on the level of the Index and the value of your Notes — Approximately 34% of the component commodities on the Index are energy oriented, including approximately 18% in crude oil. Accordingly, a decline in value in such raw materials would adversely affect the level of the Index and the value of your Notes. Technological advances or the discovery of new oil reserves could lead to increases in world wide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the Index to lessen or eliminate the concentration of existing energy contracts in the Index or to broaden the Index to account for such developments, the level of the Index and the value of your Notes could decline as a result.
♦	UBS’ involvement in the Index Committees may conflict with your interest as a holder of the Notes — The Index is overseen and managed by the CMCI Governance Committee, in consultation with the CMCI Advisory Committee (collectively, the “Index Committees”). UBS nominates members of the Index Committees. Although the Index Committees have a significant degree of discretion regarding the composition and methodology of the Index, their decisions are subject to ratification by UBS and Bloomberg L.P. Consequently, UBS will be involved in the composition and management of the Index including additions, deletions and the weightings of the index commodities or exchange-traded futures contracts on the index commodities, all of which could affect the level of the Index and, therefore, could affect the amount payable on the Notes at maturity and the market value of the Notes prior to maturity. Due to its influence on determinations of the Index Committees, which may affect the market value of the Notes, UBS, as issuer of the Notes, may have a conflict of interest if it participates in or influences such determinations.

The UBS Bloomberg Constant Maturity Commodity Index Excess Return*

The following information on the UBS Bloomberg Constant Maturity Commodity Index provided in this document should be read together with the discussion under the heading “Underlying Indices and Underlying Index Publishers – UBS Bloomberg Constant Maturity Commodity Index” beginning on page IS-19 of the Index supplement. The composition and weighting of the Index were revised in May 2008 and the updated components and weights of the Index became effective as of July 1, 2008.

Set forth below is a list of the commodity futures contracts comprising the Index, together with their respective symbols, exchanges and individual tenor weights, effective as of July 1, 2008:

Component/ Quoted SCM	Code	Exchange/Platform	3M	6M	1Y	2Y	3Y	Total Individual Commodity Target Weights
WTI Crude Oil	CL	NYMEX	4.34%	1.30%	1.41%	1.05%	0.70%	8.80%
WTI Crude Oil	EN	ICE	1.93%	0.62%	0.63%	0.49%	0.34%	4.00%
Brent Crude Oil	LCO	ICE	2.96%	0.90%	0.73%	0.56%	0.39%	5.54%
Heating Oil #2	HO	NYMEX	1.78%	0.53%	0.36%	—	—	2.66%
Gasoil	LGO	ICE	2.04%	0.65%	0.49%	—	—	3.18%
RBOB Gasoline	RB	NYMEX	2.30%	0.72%	—	—	—	3.02%
HHUB Natural Gas	NG	NYMEX	3.07%	1.21%	1.08%	0.86%	0.65%	6.86%
LME Copper	MCU	LME	4.55%	2.16%	2.10%	1.58%	1.41%	11.80%
LME Zinc	MZN	LME	1.67%	0.70%	0.73%	—	—	3.11%
LME Aluminium	MAL	LME	3.31%	1.42%	1.69%	1.52%	1.33%	9.27%
LME Nickel	MNI	LME	1.43%	0.60%	0.65%	—	—	2.68%
LME Lead	MPB	LME	0.58%	0.26%	0.20%	—	—	1.04%
Gold	GC	COMEX	2.29%	0.51%	0.44%	0.34%	0.25%	3.83%
Silver	SI	COMEX	0.50%	0.12%	0.09%	0.06%	0.05%	0.82%
SRW Wheat	W	CBOT	2.49%	1.13%	0.89%	—	—	4.51%
Corn	C	CBOT	3.01%	1.42%	1.08%	—	—	5.51%
Soybeans	S	CBOT	2.97%	1.22%	1.03%	—	—	5.21%
Soybeans Meal	SM	CBOT	1.00%	0.57%	—	—	—	1.57%
Soybean Oil	BO	CBOT	1.05%	0.49%	—	—	—	1.54%
Sugar #11	SB	NCBOT	2.45%	1.37%	0.94%	—	—	4.76%
Sugar #5	LSU	EN	0.89%	0.40%	—	—	—	1.29%
Cocoa	LCC	EN	0.64%	0.39%	0.26%	—	—	1.29%
Coffee Arabica	KC	NYBOT	0.79%	0.27%	0.21%	—	—	1.28%
Cotton	CT	NYBOT	1.08%	0.38%	0.28%	—	—	1.74%
F.C. Orange Juice (A)	OJ	NYBOT	0.70%	—	—	—	—	0.70%
Live Cattle	LC	CME	1.58%	0.69%	—	—	—	2.27%
Lean Hogs	LH	CME	1.24%	0.47%	—	—	—	1.71%
Total			52.64%	20.49%	15.27%	6.47%	5.11%	100.00%

Source: UBS Investment Bank, CMCI Advisory Committee.

*	Weights across maturities are determined based on the relative liquidity of the underlying futures contracts. See “ — Continuous Rolling of Contracts” on page IS-21.

The weights of the Index tenors (maturities) are as follows*:

*	The bars represent cumulative tenor weights of all futures contracts for each constant maturity.

The commodity sectors included in the Index effective as of July 1, 2008, and their initial relative weights, are as follows:

Target Weights

Historical Closing Levels of the Index

Any historical upward or downward trend in the value of the Index during any period shown below is not an indication that the value of the Index is more or less likely to increase or decrease at any time during the term of the Notes. The historical Index levels do not give an indication of future performance of the Index. UBS cannot make any assurance that the future performance of the Index or the index commodities will result in holders of the Notes receiving a positive return on their investment. The closing level of the Index on August 22, 2008 was 1403.33. The actual Index Starting Level will be the closing level of the Index on the Trade Date.

The table below shows the performance of the Index from December 31, 1997 through August 22, 2008. As the Index was only launched on January 29, 2007, all historical data contained in the following tables and graphs that relates to the period prior to such date was derived by applying the Index’s calculation methodology to the historical prices of the commodity futures contracts comprising the Index.

CMCI Pro Forma and Historical Results for the
period from December 31, 1997 through August 22, 2008

Year	Ending Level	Annual Return
1997	413.87
1998	302.83	-26.83%
1999	365.13	20.57%
2000	436.74	19.61%
2001	360.42	-17.47%
2002	429.22	19.09%
2003	543.76	26.69%
2004	686.67	26.28%
2005	918.63	33.78%
2006	1054.75	14.82%
2007	1236.33	17.22%
2008	1403.33	13.51%

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

The table below shows the performance of the Index from July 31, 1998 through August 22, 2008 in comparison with three traditional commodities indices: the Goldman Sachs Commodity Index (GSCI®) Excess Return, Dow Jones-AIG Commodity IndexSM Excess Return and Rogers International Commodity Index® Excess Return.

	Pro Forma and Historical Results for the period from July 31, 1998 through August 22, 2008
	CMCI Excess Return	S&P GSCI Excess Return	DJAIG Excess Return	Rogers Excess Return
Total Return	304.67%	167.17%	113.52%	267.53%
Annualized Return	14.90%	10.26%	7.83%	13.81%
Annual Volatility	12.97%	22.40%	15.44%	17.17%
Sharpe Ratio	0.87	0.30	0.27	0.59

The graph below illustrates the performance of the Index from July 31, 1998 to August 22, 2008 in comparison to the S&P Goldman Sachs Commodity Index (GSCI®) Excess Return, Dow Jones-AIG Commodity IndexSM Excess Return and Rogers International Commodity Index® Excess Return. The data for the CMCI Excess Return is derived by using the Index’s calculation methodology with historical prices.

Historical performance is not indicative of future performance.

What are the tax consequences of the Notes?

Some of the tax consequences of your investment in the Notes are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-23 of the product supplement.

In the opinion of Sullivan & Cromwell LLP, the Notes will be treated as a debt instrument subject to special rules governing contingent payment obligations for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. These rules are applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in respect of the Notes prior to your receipt of cash attributable to that income. Your cost basis in the Notes will be increased by the amount you are required to include in income.

We have determined the comparable yield for the Notes is equal to 3.23% per annum, compounded semiannually, with a projected payment at maturity of $1,167.51 based on an investment of $1,000. Based upon this comparable yield, if you are an initial holder that holds a Note until the scheduled maturity and you pay your taxes on a calendar year basis, you would generally be required to pay taxes on the following amounts of ordinary income from the Note each year: $10.97 in 2008, $32.91 in 2009, $33.99 in 2010, $35.09 in 2011, $36.34 in 2012 and $18.21 in 2013. However, if the amount you receive at maturity is greater than $1,167.51, you would be required to make a positive adjustment and increase the amount of ordinary income that you recognize in 2013 by an amount that is equal to such excess. Conversely, if the amount you receive at maturity is less than $1,167.51, you would be required to make a negative adjustment and decrease the amount of ordinary income that you recognize in 2013 by an amount that is equal to such difference. If the amount you receive at maturity is less than $1,149.30, then you would recognize a net ordinary loss in 2013 in an amount equal to such difference. This comparable yield is neither a prediction nor a guarantee of what the actual payment you receive will be, or that the actual payment you receive will even exceed the full principal amount.

You are required to use the comparable yield and projected payment schedule set forth above in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of June 30, 2008 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	360,426	352,802
Total Debt	360,426	352,802
Minority Interest(2)	8,010	7,841
Shareholders’ Equity	44,283	43,346
Total capitalization	412,719	403,989
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.97885 (the exchange rate in effect as of June 30, 2008).

Structured Product Categorization

To help investors identify appropriate Structured Products, UBS organizes its Structured Products, including the Notes, into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The description below is intended to describe generally the four categories of Structured Products and the types of principal protection, if any, which may be offered on those products, but it should not be relied upon as a description of any particular Structured Product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These Structured Products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These Structured Products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or ETFs or to allow efficient access to new markets. These Structured Products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These Structured Products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the underlying asset does decline below the specified threshold at any time during the term of the Notes, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.